Exhibit (e)(10)

Capitalink, L.C. Member NASD|SIPC One Alhambra Plaza Suite 1410 Coral Gables, Florida 33134 Phone 305-446-2026 Fax 305-446-2926 www.capitalinklc.com

July 26 2005

Board of Directors

nStor Technologies, Inc.

6190 Corte Del Cedro

Carlsbad, CA 92011

Gentlemen:

We have been advised that nStor Technologies, Inc. (the “Company”) and Xyratex Ltd. (“Xyratex”) have negotiated the key terms of a transaction (the “Transaction”) whereby Xyratex will acquire all of the outstanding common shares of the Company in exchange for aggregate payment of approximately $21.2 million, resulting in per share consideration of $0.105 (the “Per Share Consideration”). We have been retained to render an opinion as to whether, on the date of such opinion, the Per Share Consideration is fair, from a financial point of view, to the Company’s common stockholders.

We have not been requested to opine as to, and the opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company, the decision on whether the Company should complete the Transaction, and other alternatives to the Transaction that might exist for the Company.

In arriving at our opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the Draft Agreement and Plan of Merger between the Company and Xyratex dated July 26, 2005 (the “Agreement”).

•	Reviewed publicly available information and other data with respect to the Company, including the Annual Report on Form 10-K for the year ended December 31, 2004, the Quarterly Report on Form 10-Q for the period ended March 31, 2005, and the Current Report on Form 8-K dated May 11, 2005.

•	Reviewed the calculation of the Per Share Consideration.

•	Reviewed and analyzed the Company’s current stockholder ownership.

•	Reviewed the historical financial results and present financial condition of the Company.

•	Reviewed and compared the trading of, and the trading market for the Company’s common stock, the Comparable Companies (as defined hereinafter), and a general market index.

•	Reviewed and analyzed the Company’s projected unlevered free cash flows and prepared discounted cash flows.

•	Reviewed and compared certain financial characteristics and trading multiples of companies that were deemed to have characteristics comparable to those of the Company (the “Comparable Companies”).

•	Reviewed and analyzed the transaction multiples in transactions where such target company was deemed to have characteristics comparable to those of the Company.

•	Reviewed and discussed with representatives of the management of the Company certain financial and operating information furnished by them, including financial analyses with respect to the business and operations of the Company.

•	Inquired about and discussed the Transaction and other matters related thereto with Company management.

•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by us without assuming any responsibility for any independent verification of any such information and we have further relied upon the assurances of Company management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, we assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. We have not made a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the Company. In addition, we have not attempted to confirm whether the Company has good title to its assets.

We assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. In addition, based upon discussions with Company management, it is assumed that the Transaction will be a taxable event to the Company’s stockholders. We further assumed that the Transaction will be consummated substantially in accordance with the terms set forth in the Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to any obligations or in the alternative that any such amendments, revisions or waivers thereto will not be detrimental to the Company or the common stockholders of the Company.

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of July 26, 2005. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion.

Our opinion is for the use and benefit of the Board of Directors in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should proceed with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Per Share Consideration is fair, from a financial point of view, to the Company’s common stockholders.

In connection with our services, we have previously received a retainer and will receive the balance of our fee upon the rendering of this opinion. Neither Capitalink nor its principals beneficially own any interest in the Company. Capitalink has not provided any other services to the Company within the past two years. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering this opinion.

Our opinion is for the use and benefit of the Board of Directors and is rendered in connection with its consideration of the Transaction and may not be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without the prior written consent of Capitalink, except that this opinion may be reproduced in full in, and references to the opinion and to Capitalink and its relationship with the Company may be included in filings made by the Company with the Securities and Exchange Commission, if required by Securities and Exchange Commission rules, and in any proxy statement or similar disclosure document disseminated to shareholders if required by the Securities and Exchange Commission rules.

Very truly yours,

/s/ Capitalink, L.C.

Capitalink, L.C.